SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Companhia” ou “Eletrobras) hereby informs its shareholders and the market in general that, received on August 23, 2017, from Comissão de Valores Mobiliários - CVM, the Official Letter nº 296/2017/CVM/SEP/GEA-1, regarding the news published by Correio Braziliense Online, as transcribed at the end of this Market Announcement.

In compliance with the aforementioned Official Letter, the Company clarifies the following:

1. As widely disclosed to the market, Eletrobras has hired the US international law firm Hogan Lovells to conduct an independent investigation into allegations that have been disclosed by the media or mentioned in plea bargain and investigations conducted by the Federal Police and Public Prosecutor, under the so-called "Operação Lava Jato".

2. The investigation process fulfilled a large part of its scope, concluding procedures that aimed quantifying findings of irregularities and violations of USA and Brazilian anti-corruption laws, that were registered in the Company's Financial Statements, as of September 30, 2016, and in the Form 20-F of 2014 and 2015, filed in October, 2016.

3. Currently, the ongoing investigation procedures are related to follow the developments of the "Operação Lava Jato" regarding Eletrobras, as well as remediation actions validation and the integrity program that has been implemented by Eletrobras companies.

Rio de Janeiro, August 24, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Free Translation of the Official Letter nº 296/2017/CVM/SEP/GEA-1

“Subject: Request for clarification on news

Ref.: Official letter nº 296/2017/CVM/SEP/GEA-1

Dear Officer,

1.  In reference to the news published on 08.21.2017, in Correio Braziliense Online news portal, under the title “Analyst sees 'fiscal despair' in action to privatize Eletrobras”, in which summarizes the following statements:

“[...]

Due to several accusations, Eletrobras signed, last year, a contract with the US law firm Hogan Lovells, which was renewed this year. The professionals work in the internal investigation of the accusations made by the Federal Police and the Public Prosecutor. The intention is to anticipate measures to mitigate the negative impacts of delations in the organization.

 [...]”.

2.  In view of the foregoing, we request a statement from the company regarding the highlighted statement, as well, regarding the ongoing analysis performed by the US law firm Hogan Lovells;

3.  The answer should be submitted through the Empresa.NET System category: Market Announcement, type: Clarifications Inquiries CVM/BOVESPA, subject: Disclosed in the news media, which should include a transcript of this Official Letter.

4.  The Superintendence of Corporate Relations will be responsible for, in the use of its legal attributions and, based on Law No. 6,385/1976, article 9, item II, and CVM Instruction No. 452/2007, the determination of the application of a fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for failure to comply with the requirements of this official letter, sending exclusively by email, until 08/24/2017, notwithstanding the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02.

Sincerely,”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.